[UPDATED HR WEBSITE FULL SCREEN MESSAGE (November 2, 2001)]

Qwest is offering full-time, non-union employees the opportunity to participate in a voluntary stock option exchange program. You cannot exchange options that were granted to you as an employee of LCI International, Inc. or ICON CMT Corp. The deadline for participating in this program is 5 p.m. (Mountain Standard
Time) November 30, 2001. Details about the program are available by clicking on the icons on this page.


[LINK TO NOVEMBER 2, 2001 COVER LETTER TO EMPLOYEES]

[LINK TO LETTER TO FORMER U S WEST OPTION HOLDERS]

[LINK TO AMENDED AND RESTATED OFFER CIRCULAR]

[LINK TO ADDENDUM TO OFFER CIRCULAR]

[LINK TO ELECTION FORM]

[LINK TO FREQUENTLY ASKED QUESTIONS]

[LINK TO INSTRUCTIONS FOR RETURNING THE ELECTION FORM]